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17004774

SECU
SEC
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FEB 27 2017
Washington DC
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SEC FILE NUMBER
8 - 68233

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foros Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

461 Fifth Avenue, 17th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Powell — (212) 340-7000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

CM

OATH OR AFFIRMATION

I, Robert Powell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foros Securities LLC, as of December 31, ,20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Brittany A. Martorella
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MA6346220
Qualified in New York County
Commission Expires August 8, 2020

Notary Public 2/22/17

Signature

COO & CCO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOROS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

FOROS SECURITIES LLC

CONTENTS

December 31, 2016

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Foros Securities LLC

We have audited the accompanying statement of financial condition of Foros Securities LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Foros Securities LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

Morristown, New Jersey
February 22, 2017

FOROS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS	
Cash	$ 6,407,486
Other assets	280,063
	$ 6,687,549
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 137,776
Deferred revenue	208,333
Due to Parent	1,245,760
Total liabilities	1,591,869
Member's equity	5,095,680
	$ 6,687,549

See accompanying notes to statement of financial condition

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

1. Nature of business

Foros Securities LLC (the "Company") is an entity organized under the laws of the state of Delaware on May 5, 2009. The firm primarily provides consulting services on mergers, acquisitions, divestitures, joint ventures, restructurings, reorganizations, capital raising activities, private placements, defensive strategies and similar transactions.

The Company is a wholly-owned subsidiary of Foros Advisors LLC (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statement is presented in U.S. Dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash aggregating approximately $6,407,490 consists of cash and money market accounts which are held by a New York financial institution.

Revenue Recognition: Retainer and Success Fees

Retainer fees are recognized as eamed on a pro rata basis over the period for which the services are provided. Transaction success fees are recognized when earned.

Opinion and Underwriting Fees

Opinion and underwriting fees are recognized as earned.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2016, the UBT tax expense was $57,000, of which $20,000 is included in accounts payable as of December 31, 2016.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

3. Related party transactions

Pursuant to an administrative services agreement with its Parent, the Company recognizes rent and other general and administrative expenses based on the terms and conditions stipulated in the agreement.

As of December 31, 2016, the balance due to the Parent under these arrangements was approximately $662,000.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $4,816,000, which was approximately $4,716,000 in excess of its minimum net capital requirement of $100,000.

5. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

6. Concentrations of credit risk

The Company maintains its cash balances in a bank account at a financial institution, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Due to the predominantly transactional nature of the Company's business, the revenues were attributable to a limited number of customers.

7. Subsequent events

The Company has evaluated subsequent events. During the period subsequent to December 31, 2016 the Company made distributions to the Member of $3,500,000. There are no other subsequent events which require disclosure in the notes to the financial statements.